EXHIBIT 12
                                       GENERAL MOTORS ACCEPTANCE CORPORATION

                                        RATIO OF EARNINGS TO FIXED CHARGES
                                             (In millions of dollars)

                                         Years Ended December 31,
                             ------------------------------------------------
                               1997      1996      1995      1994      1993
                             --------  --------  --------  --------  --------
Consolidated net income* ..  $1,301.1  $1,240.5  $1,031.0  $  927.1  $  981.1
Provision for income taxes      912.9     837.2     752.2     512.7     591.7
                             --------  --------  --------  --------  --------
Consolidated income before
  income taxes ............   2,214.0   2,077.7   1,783.2   1,439.8   1,572.8
                             --------  --------  --------  --------  --------
Fixed Charges
  Interest and discount ...   5,255.5   4,937.5   4,936.3   4,230.9   4,721.2
  Portion of rentals
    representative of the
    interest factor .......      69.8      77.8      54.5      51.2      43.6
                             --------  --------  --------  --------  --------
Total fixed charges .......   5,325.3   5,015.3   4,990.8   4,282.1   4,764.8
                             --------  --------  --------  --------  --------
Earnings available for
  fixed charges ...........  $7,539.3  $7,093.0  $6,774.0  $5,721.9  $6,337.6
                             ========  ========  ========  ========  ========
Ratio of earnings to
  fixed charges ...........    1.42      1.41      1.36      1.33      1.33
                             ========  ========  ========  ========  ========

* Before cumulative effect of accounting change of ($7.4) million in 1994.